United States securities and exchange commission logo





                              October 15, 2021

       Paul Danola
       President
       Trebia Acquisition Corp.
       41 Madison Avenue, Suite 2020
       New York, NY 10010

                                                        Re: Trebia Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed September 16,
2021
                                                            File No. 001-39331

       Dear Mr. Danola:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that Shareholder Proposal No. 1 appears to bundle distinct material matters, namely the business
combination transactions pursuant to which System1, LLC and
                                                        Protected.net Group
would become subsidiaries of Trebia. Please provide your analysis as to why you are not
required to unbundle this proposal and provide shareholders
                                                        with separate votes on
these business combination transactions. In your analysis,
                                                        please address Rule
14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act
                                                        Rule 14a-4(a)(3)
Questions and Answers of General Applicability (Unbundling under
                                                        Rule 14a-4(a)(3)
Generally), available on our website.
       Cover page

   2. Please revise your cover page to briefly discuss the practical effects and implications of the Up-C structure. For
example, disclose your voting and economic rights in S1 Holdco
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Trebia Acquisition Corp. Danola
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         and Protected.
Cautionary Note Regarding Forward-Looking Statements, page 18

3. We note your reliance upon the safe harbor for forward-looking statement contained in the
         Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your merger is unsettled (due in part to no definitive case law regarding its application), please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be
         available.
Questions and Answers, page 20

4. Please include a question and answer regarding the interests of the officers, directors, and affiliates in the business combination.
5. Please include a question and answer regarding the Up-C structure of the post-
         combination entity and the tax receivable agreement.
Summary of the Business Combination Proposal, page 43

6. Please disclose whether the merger between Protected UK and System1 is a condition precedent to the completion of the business combination. Furthermore, please disclose whether the 80% test would be satisfied absent the acquisition of Protected UK by
         System1.
Tax Receivable Agreement, page 46

7. Please briefly provide the purpose of organizing the post-combination entity as an Up-C and the tax advantages it provides to investors.
Summary of Interests of Certain Persons in Connection with Transactions, page
52

8. Please disclose here and add a risk factor that the sponsor may have been incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Also, clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Risk Factors
Risks Related to Trebia and the Business Combination, page 97

9. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
10. Please add a risk factor that describes any risks or other impacts on investors related to the
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         exclusive forum provision in the System1 charter documents.
The New S1 Holdco Operating Agreement, page 132

11. Please disclose the economic and voting rights of the holders of both S1 Holdco Class A
         Common Units and S1 Holdco Class B Common Units.
Shareholder Proposal No. 5 - The Non-Binding Governance Proposals
Proposal 5D - the exclusive forum proposal , page 166

12. Please balance your disclosure by describing the potential negative impacts of the exclusive forum provision on investors. Also, disclose that there is uncertainty surrounding the enforceability of exclusive forum provisions and that a court may not find this provision enforceable.
Unaudited Pro Forma Condensed Combined Financial Information, page 178

13. Please provide a detailed analysis supporting your conclusion that the acquisition method should be employed in this business combination under ASC 805. In this regard, we noted that the Selling Equity Holders will own more than 50% under either the No
         Redemption or Maximum Redemption scenarios. In the case of Maximum Redemption, the Trebia Shareholders have a zero ownership in the combined company. Tell us your consideration for accounting for this transactions as a reverse recapitalization. Please advise.
14. Please confirm that the noncontrolling interest does not contain a cash redemption feature. Disclose the terms of this interest in pro forma adjustment 3(j). Tell us the settlement alternative for the common units. Tell us how you considered that the Selling
         Equity Holders have control over the post-merger company in evaluating whether this interest should be classified as temporary equity. We refer you to ASC 480-10-S99-3A .
15. Please supplement your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including interim redemption levels in your sensitivity analysis.
Operating Metrics and Non-GAAP Financial Measures, page 199

16. We note your Non-GAAP measure, Adjusted Revenue, includes the reconciling item,
         Acquisition related adjustments, that represents revenue of your acquisitions for the periods prior to the acquisition being completed. In addition, we note that you include a revenue adjustment for terminated product lines. Tell us how you considered that these adjustments result in a tailored revenue recognition and measurement methods. We refer you to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures. Similar concerns apply to the Acquisition related adjustments included in Adjusted O&O Revenue and Adjusted EBITDA.
17. We note you include the line item, Non-recurring costs, in your reconciling items for
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         Adjusted EBITDA on page 202. Further, these costs appear in each period presented.
          Refer to Question 102.03 of the Compliance and Disclosure Interpretations on Non-
         GAAP Financial Measures. Tell us the nature of the items classified as Non-recurring and provide support for the adjustment to your measure. Please revise the caption of this line item to describe its nature or present the adjustments in a separate table that agrees to this line item.
18. Please revise to address any known underlying material trends related to the metrics disclosed in this section.
Information about the Companies' Business
Our Business, page 236

19. Please disclose the basis for your statement that System1 operates a leading omnichannel customer acquisition platform. Clarify the criteria on which you based this statement, such as revenue or number of customers or market share.
System1 Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 249

20. Expand your discussion of results of operations to include a discussion by segment of revenue and profitability. Refer to Financial Reporting Codification 501.06.a.
Comparison of the Years Ended December 31, 2020, 2019, and 2018
Revenue, page 250

21.      Your disclosure indicates that the increase in revenue in 2020 was a result of increased
         consumer traffic driven by increased marketing spend.    Please
quantify the increase in
         consumer traffic period over period. Similar concerns apply to your revenue disclosures for 2019 and interim disclosure on page 253. Refer to Section III.B of SEC Release No.
         33-8350.
22. We note that you "own and operate over 40 websites, including leading search engines like info.com and Startpage.com, and publishing digital media sites and utilities such as
         HowStuffWorks, Mapquest and ActiveBeat". Tell us your consideration for disclosing the websites that contribute a significant majority of your revenue. This disclosure should further discuss changes in volume and pricing. We refer you to Item 303(b)(2)(iii) of
         Regulation S-K.
Cost of Revenue, page 251

23. We note you disclose that the increase in user acquisition costs in 2020 was $48,225. We further note your revenue in 2020 increased $37,636 as a result of increased consumer traffic. As such, it appears that your user acquisition costs exceeded revenue growth. If true, disclose why your user acquisition costs were greater than the received revenue.
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Liquidity and Capital Resources
Cash Flows
Operating Activities, page 256

24. We note that your discussion of cash flows from operating activities is limited in nature.
         This does not appear to contribute substantively to an understanding of your cash flows.
         Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.
Cost of Revenues, page 266

25. We note cost of revenues is greater than revenues in the years presented. Expand your disclosure to explain why cost of revenue is greater than revenue and if you expect this trend to continue. Refer to Section III.B of SEC Release No. 33-8350.
Protected Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019
Revenue, page 266

26. We note your revenue increased 71% in 2020 over 2019. Please expand your disclosure to quantify the amount of this increase that is related to new customers compared to that related to subscription renewals. Further, provide disclosure to discuss the increase in your antivirus software revenue compared to the increase in your add-on service revenue. Refer to Section III.B of SEC Release No. 33-8350.
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 268

27. We note that your discussion of cash flows from operating activities is limited in nature.
         This does not appear to contribute substantively to an understanding of your cash flows.
         Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.
Description of System1 Securities
Anti-Dilution Adjustments, page 295
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28. We understand the sponsor will receive additional securities pursuant to an anti-dilution
         adjustment based on the company   s additional financing activities.
Please quantify the
         number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.
Index to Consolidated Financial Statements, page F-2

29. As a reminder, please provide historical 2021 interim financial statements for
         Protected.Net in your next filing. We refer you Item 8 of Form 20-F.
Note 1. Organization and Description of Business, page F-80

30. Your disclosure identifies countries other than the United States that you have operations.
         Disclose the amount of revenue as well as long-lived assets that are attributed to the
         United States as well as those countries that represent greater than 10%. Refer to ASC
         280-10-50-41.
S1 Holdco, LLC and Subsidiaries
Notes to Consolidated Financial Statements, page F-80

31. We note you include a reconciling item for your terminated Social Publishing product line in your Non-GAAP measure, Adjusted Revenue. It appears that this product line represented 19% and 10% of your total revenue in the years 2018 and 2019, respectively.
         Please provide footnote disclosure to address how you terminated this product line.
         Please tell us how you determined that these terminated product lines do not qualify for discontinued operations presentation. We refer you to ASC 205-20. In addition, given the significant impact in the years 2018 and 2019, please explain why this termination of the product line is not identified as a factor in the change in your revenue on page 250.
32. Your disclosure on page 276 indicates that you maintain a 401(k) retirement savings plan for your employees. Disclose this and the amounts contributed by the Company to this plan by the Company for each period presented. Refer to ASC
715-70-50-1.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-88

33. Your revenue recognition policy included in the notes to your interim financial statements on page F-61 consists only of a general statement related to contracts with multiple performance obligations. However, your revenue recognition policy here does not address multiple performance obligations. Please revise to provide a consistent revenue recognition policy between your financial statements.
34. Your policy currently states that you recognize revenue upon delivering traffic to your advertising partners. Please expand your disclosure to clarify your basis of delivering traffic, i.e., cost-per-click basis and/or cost-per-thousand impression basis.
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35. Expand your disclosure to identify any additional factors that you considered in order to recognize revenue on a gross basis in the respective transaction. Please identify the
         Advertising Partners and explain how the gross amount is determined. Indicate if this amount is net of the Advertising Partners share or fee. Explain how you are subject to risk of loss.
36. We note your revenue recognition policy identifies two separate revenue streams;
         Advertising and Other Revenue and SS Protect Revenue. Please provide a disaggregation of revenue for these two separate revenue streams as well as for revenue recognized over time and at a point in time. Refer to ASC 606-10-55-91.
37. Please ensure your disclosures are consistent with the application and terms of ASC 606.
         For example, you reference whether your revenue share fees are fixed or determinable which is a reference to ASC 605. In addition, please provide your principal vs agent
         analysis for your revenue-sharing arrangements with the Company   s
Marketing Partners.
         We refer you to ASC 606-10-55-36 through 55-40.
Cost of Revenues, page F-89

38. Expand your disclosure to explain the nature of your traffic acquisition costs and what these costs include. As part of this, clarify if revenue-sharing arrangements, as identified in your revenue recognition policy, is your only compensation model. Clarify if you pay any up-front payments, incentive payments, or bonuses and how these payments are recognized and amortized.
Note 10. Share-Based Compensation, page F-99

39. Please provide us with a breakdown of all equity awards granted from January 1st and leading up to your filing, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the
         Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio in the merger agreement. Protected.Net Group Limited
Notes to the Consolidated Financial Statements
Note 10. Revenue with Customers, page F-129

40. Disclose the amount of revenue generated in the United Kingdom as well as any country that represents greater than 10% of revenue. In addition, disclose the amount of long-lived assets that are attributed to the United Kingdom as well as those countries that represent greater than 10%. Refer to ASC 280-10-50-41.

         We remind you that the company and its management are responsible for the accuracy
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Trebia Acquisition Corp.
October 15, 2021
Page 8

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law
Clerk, at (202) 215-1319 or Jeff Kauten, Staff Attorney, at (202) 551-3477 with any other questions.



                                                          Sincerely,
FirstName LastNamePaul Danola
                                                          Division of
Corporation Finance
Comapany NameTrebia Acquisition Corp.
                                                          Office of Technology
October 15, 2021 Page 8
cc:       Michael J. Aiello
FirstName LastName